

23002760

Washington, D.C. 20~~

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ANNUAL REPORTS
FORM X-17A-5
PART III   SEC Mail Processing

SEC FILE NUMBER
8-23406

FACING PAGE   MAR 0 2 2023

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

Washington DC

FILING FOR THE PERIOD BEGINNING **01/01/2022** AND ENDING **12/31/2022**

                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Centennial Securities Company, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3075 Charlevoix Dr. SE

(No. and Street)

Grand Rapids	**MI**	**49546**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Randall L. Hansen	**616-942-7680**	**randy@centennialsec.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Lumsden & McCormick, LLP

(Name – if individual, state last, first, and middle name)

Cyclorama Bldg. 369 Franklin St.	**Buffalo**	**NY**	**14202**
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)
FOR OFFICIAL USE ONLY	

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Randall L. Hansen _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Centennial Securities Company, Inc. _____, as of 12/31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
President

ELIZABETH TSIRONIS
Notary Public, Kent County, MI
My Commission Expires 5/14/20 23

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [ ] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: SIPC-7

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Centennial Securities Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Centennial Securities Company, Inc. (the Company) as of December 31, 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The accompanying supplementary information as presented in the table of contents has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lumsden & McCormick, LLP

We have served as the Company's auditor since 2019.

February 22, 2023

CENTENNIAL SECURITIES COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

CURRENT:

Cash and cash equivalents	$ 2,128,010
Investments	923,338
Receivables:	
Commissions and clearing	267,550
Employee	13,365
Prepaid expenses	125,214
Prepaid taxes	46,300
TOTAL CURRENT ASSETS	3,503,777

PROPERTY AND EQUIPMENT:

Leasehold improvements	100,556
Furniture	512,737
	613,293
Less accumulated depreciation	(560,215)
NET PROPERTY AND EQUIPMENT	53,078

OTHER ASSETS:

Right-of-use assets - office leases	216,800
Deposit with clearing organization	50,000
TOTAL OTHER ASSETS	266,800
	$ 3,823,655

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Accounts payable	$	11,650
Commissions payable		461,379
Deferred revenue - current		218,750
Lease liability - current		167,344
Other accrued expenses		40,850
TOTAL CURRENT LIABILITIES		899,973

NON-CURRENT LIABILITIES

Deferred revenue, net of current	984,370
Lease liability, net of current	49,456
Deferred income tax	13,900
TOTAL NON-CURRENT LIABILITIES	1,047,726
TOTAL LIABILITIES	1,947,699

STOCKHOLDERS' EQUITY:

Common stock - $0.10 par, 50,000 shares authorized; 4,750 issued and outstanding	475
Additional paid-in capital	83,234
Retained earnings	1,792,247
TOTAL STOCKHOLDERS' EQUITY	1,875,956
	$ 3,823,655

See accompanying notes.

- 4 -

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents

Cash and cash equivalents include cash and deposits with maturities fewer than 90 days. The Company held no cash equivalents at December 31, 2022.

Investments

Investments are comprised of marketable debt and equity securities which are stated at fair value.

Receivables

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts, if needed, through a provision for bad debt expense and an adjustment to an allowance for bad debt based on its assessment of the current status of individual accounts. Accounts still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for bad debt and a credit to accounts receivable. No allowance for doubtful accounts was considered necessary as of December 31, 2022.

Revenue from Contracts with Customers

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Note 1 continued on next page

CENTENNIAL SECURITIES COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Advisory Fees (RIA Income)

The Company provides investment advisory services for various investment products on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customers' assets under management. Fees are received monthly and quarterly and are recognized as revenue to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved.

For variable amounts, as the uncertainty is dependent on the value of assets under management at various points in time as well as the length of time the customers retain the product, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the investments and the customers' activities are known, which are usually monthly or quarterly.

Commissions

The Company employs a clearing broker to buy and sell securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer.

Distribution Fees (12b-1 Fees) from Mutual Funds

The Company enters into arrangements with managed accounts and pooled vehicles (funds) to distribute shares to customers. The Company believes its performance obligation is the sale of securities to customers and as such is fulfilled at the trade date. Any fixed amounts are recognized on the trade date, and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the customer remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the customer activities are known, which are usually monthly or quarterly.

Note 1 continued on next page

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Principal Transactions (Net Dealer Inventory and Investment Gains)

For instruments in the form of corporate bonds, government bonds (treasuries), municipal bonds and certificates of deposit, the Company may find a seller for a client wishing to sell or buy such instruments and will execute the transaction through inventory accounts. The Company believes its performance obligation is the purchase or sale of securities to customers, and the transaction is fulfilled on the trade date.

Liabilities Subordinated to Claims of General Creditors

The Company does not have any liabilities subordinated to claims of general creditors.

Property, Equipment and Depreciation

Property and equipment are recorded at cost. Major improvements and renewals are capitalized while maintenance and repairs generally are expensed. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Management annually reviews these assets to determine whether carrying values have been impaired.

The following useful lives are used to depreciate property and equipment:

Leasehold improvements	5-8 years
Furniture and equipment	5 years

Advertising

The Company expenses advertising costs as incurred.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Note 1 continued on next page.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Subsequent Events

In preparing these financial statements the Company has evaluated events and transactions for potential recognition or disclosure through February 22, 2023, the date the financial statements were available to be issued.

NOTE 2 - NATURE OF ORGANIZATION

Centennial Securities Company, Inc. (the Company) is a securities broker-dealer and is registered with the Securities and Exchange Commission and the states of Michigan, Ohio, Indiana, Illinois, Florida, and various other states. The Company is a licensed member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company has entered into a membership agreement with the FINRA under which it is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(2)(ii). As such, the Company must clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmit all customer funds and securities to the clearing broker or dealer. The Company must refrain from holding customer funds or safe-keeping customer securities.

The Company introduces transactions and conducts business on a fully disclosed basis. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, it operates under certain exempted regulatory provisions.

Commissions and clearing organization receivables were substantially collected subsequent to year-end and are likewise considered subject to minimal risk. The Company's customers reside principally in western Michigan and northern Illinois.

NOTE 3 - CASH

Substantially all cash is on deposit with two financial institutions. At various times the Company's cash balances exceeds the Federally Insured limits. At December 31, 2022, the Company's institutional balances totaled $2,202,573 of which $1,702,573 was uninsured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 4 - INVESTMENTS

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable and can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following table sets forth by level, within the fair value hierarchy, the Company's investments at fair value as of December 31, 2022:

Description of Investments	Assets at fair value as of December 31, 2022			
	Total	Level 1	Level 2	Level 3
Equity securities	$ 410,216	$ 410,216	$ -	$ -
Corporate bonds	459,651	-	459,651	-
Other investments	53,471	53,471	-	-
	$ 923,338	$ 463,687	$ 459,651	$ -

NOTE 5 - DEPOSIT WITH CLEARING ORGANIZATION

The Company is required to maintain a collateral account with its clearing organization with a minimum market value of $50,000.

NOTE 6 - RELATED PARTIES

C.S.C. II, Inc. owned an office building and leased office space to the Company before the sale of the building to an unrelated party in June 2022. Total rent paid to C.S.C. II, Inc. amounted to $74,328 for the year ended December 31, 2022, and the lease details are included in Note 8 amounts. The Company had no ownership interest in C.S.C. II, Inc., however the stockholders of the Company were the same stockholders of C.S.C. II, Inc. The creditors of C.S.C. II, Inc. generally have no recourse against the credit of the Company.

The Company on occasion will advance commissions or cover expenses incurred by its financial advisors. Balances due from financial advisors under this arrangement were $13,365 at December 31, 2022.

NOTE 7 - DEFERRED REVENUE

In January 2020, the Company entered into an agreement with a new brokerage firm to provide clearing and other services over an eight-year period, whereby the Company received a $1,750,000 incentive payment as part of the agreement. Revenue from the incentive payment is recognized quarterly over the term of the agreement as service fees are incurred. The Company recognized revenue of $218,750 during 2022 and $1,203,120 of the incentive payment is included in deferred revenue in the accompanying balance sheet as of December 31, 2022.

NOTE 8 - LEASES

The Company has operating leases for office space and equipment. At inception of arrangements with vendors, the Company determines whether the contract is or contains a lease based on each party's rights and obligations under the arrangement. For leases longer than one year, a lessee recognizes in the statement of financial condition a right-of-use asset (ROU), representing the right to use the underlying asset for the lease term, and a lease liability, representing the present value of future lease payments. At inception, any new additional operating lease liabilities and corresponding ROU assets are based on the present value of the remaining minimum rental payments. If the lease arrangement also contains non-lease components, the Company elected the practical expedient not to separate any combined lease and non-lease components for all lease contracts. For office leases, the remaining fixed minimum rental payments used in the calculation of the new lease liability include fixed payments and variable payments (if the variable payments are based on an index) over the remaining lease term.

The present value of the Company's lease liability was calculated using an incremental borrowing rate of 5%. In determining the incremental borrowing rate, the Company considered estimated borrowing data for similar arrangements as of the transition date. As of December 31, 2022, the Company recognized an operating ROU asset and lease liability of $216,800.

As permitted by Accounting Standards Codification (ASC) 842, leases with expected durations of less than 12 months from inception (i.e. short-term leases) were excluded from the Company's calculation of its lease liability and ROU asset.

The following is a summary of the Company's total lease costs for the year ended December 31, 2022:

Operating lease cost	$ 272,624
Total operating lease cost	$ 272,624

The following is a summary of cash paid for amounts included in the measurement of lease liabilities for the year ended December 31, 2022:

Operating cash flows used for operating leases	$ 255,236

Note 8 continued on next page.

CENTENNIAL SECURITIES COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

NOTE 8 – LEASES (CONTINUED)

The following is a summary of the Company's maturity of operating lease liabilities:

2023	$ 174,377
2024	50,499
Total lease payment	224,876
Less interest	(8,076)
Total lease liability	$ 216,800

NOTE 9 - INCOME TAXES

The Company is a C Corporation subject to federal income tax liabilities and also certain state income tax liabilities.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. Federal, state, and local tax returns generally remain open for examination by the various taxing authorities for a period of three to four years.

The provision for income taxes in the statement of income for the year ended December 31, 2022 is made up of the following components:

Federal income tax:	
Current	$ 123,486
Deferred	(6,100)
State income tax:	
Current	47,100
Deferred	(2,000)
TOTAL	$ 162,486

Note 9 continued on next page.

NOTE 9 - INCOME TAXES (CONTINUED)

The Company's effective tax rate varies from the federal statutory income tax rate primarily as a result of state taxes net of federal benefits and certain nondeductible expenses.

The deferred tax liability results from charitable contributions deductible against future taxable income, and the net difference in the timing of depreciation expense for financial reporting and tax reporting purposes.

Income tax positions taken by the Company are recognized and measured under a more-likely-than-not success threshold. Management has evaluated the Company's various tax positions under this criteria for recognition, derecognition, and measurement in these financial statements.

The Company files income tax returns in U.S. federal and several state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal tax examinations for the years before 2019 and state tax examinations for the years before 2018.

The Company accrues interest related to unrecognized tax benefits in interest expense and penalties in operating expenses. During the year ended December 31, 2022, there was no interest or penalties relating to unrecognized tax benefits.

NOTE 10 - REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2022, the Company had regulatory net capital of $1,359,560 and a minimum regulatory net capital requirement of $115,393. The ratio of aggregate indebtedness to net capital was 1.17 to 1 at December 31, 2022.

NOTE 11- RETIREMENT PLAN

The Company maintains a retirement plan which covers substantially all employees and is qualified under Section 401(k) of the Internal Revenue Code. The plan is a safe harbor 401(k) plan. The Company contributed approximately $195,705 to the plan for 2022.

NOTE 12 - STOCK REPURCHASE AGREEMENT

The stockholders and the Company have the option to purchase any company stock offered for sale by stockholders.

In the event of the death, disability, retirement, or termination of a stockholder, the Company may repurchase any company stock not purchased by the remaining stockholders. The purchase price under this provision is the amount agreed to periodically by the stockholders. For 2022, the buyback provision was 160% of net book value.

NOTE 13 - COMMITMENTS, GUARANTEES AND CONTINGENCIES

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company has never been called upon to make payments under such guarantees and believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company has never been called upon to make payments under such guarantees and believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.